The Golf Alliance Corporation
12926 Morehead
Chapel Hill, North Carolina, 27517

April 7, 2008

Julie Bell
U.S. Securities and Exchange Commission Division of Corporate Finance
100 F. St. NE
Washington, D.C. 20549

Re:          The Golf Alliance Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed February 26, 2008
File No. 333-147056

Dear Ms. Bell:

We are in receipt of your letter dated March 10, 2008 and the following sets forth our responses to same:

Registration Statement Cover Page

1.
Please indicate whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  Refer to Rule 12b-2 of the Exchange Act for the definition of these terms.

Answer:	The Registration Statement cover page has been revised to disclose that the Company is a smaller reporting company.

Prospectus Cover Page

2.
We reissue our prior comment 3.  We have read your response and find it unresponsive.  When the purchasers purchased restrictive, illiquid shares for $.10 a share, they agreed that they were worth ten cents a share with the restrictions of a non-public security.  Now they are registering a liquid, non-restrictive security. Either revise the price or explain why the changed factors do not result in a different price. Also please provide us with a copy of the offering memorandum and any related agreements about the private offering.

Answer:	The price has been revised on the prospectus cover page to $.20 since the shares will now be a liquid non-restrictive security. Supplementally, we are sending a copy of the offering memorandum.

General, page 5

3.
Please revise this section to disclose, if true, that you have no contracts with any golf course, that you have not contacted any golf course, and that you have no assurance that your plan is practical.  We suggest using bullets to improve readability.

Answer:	This section has been revised to disclose that the Company has no contracts with any golf course, has not contacted any golf course, and has no assurance its plan is practical.

4.	Please revise the third paragraph of this section to disclose when you will run out of funds at your current “burn rate.”

Answer:	This section has been revised to disclose that the Company believes its current cash will not run out until the end of 2008 based upon our current plan of operations.

We Will Require Financing to Achieve our Current Business Strategy, page 7

5.	Please revise to quantify the amount of financing you believe you will need.

Answer:	This risk factor has been revised to clarify that the Company will need approximately $50,000 to complete its current business plan.

While No Current Lawsuits are Filed Against the Company, page 9

6.	Please revise to disclose, if true, that you have no current plans to purchase liability insurance and that you currently lack the resources to purchase any.

Answer:	This risk factor has been revised to disclose that the Company has no current plans to purchase liability insurance and that the Company currently lacks the resources to purchase any

Concept, page 16

7.	Please revise the last sentence of the first paragraph to clarify that since you have no initial market you cannot be sure what it consists of.

Answer:                 This sentence has been revised accordingly.

8.
Please revise the last sentence of the last paragraph of this section for sense. It is unclear whether members would not resent having non-members play on their course for reduced rates simply because it was only a few times per individual non-member. If many non-members utilized the course, or even a few who were paying significantly less than dues-paying members, it is possible there would be resentment.

Answer:	This last sentence has been revised to clarify the reason why the Company is limiting the amount of time a member can play at each club.

Revenue Distribution and Apportionment, page 17

9.
We note your response to our prior comment 8 and reissue in part.  Please disclose the average monthly portion of the annual dues for the twenty clubs on your list and explain how you intend to apportion out the remainder of the monthly dues so that investors can determine how likely it is that the financial aspects of this concept might work in practice.

Answer:
This section has been revised to disclose that the member clubs will receive 75% of the fees received from the members.  This amount will be distributed to the clubs in a manner based upon the use of the clubs by the Company’s members.  The balance of the 25% will be retained by the Company.

Roll-Out Strategy, page 20

10.	Revise the last sentence of the first paragraph, if true, to clarify that it has not begun yet.

Answer:                  This sentence has been revised to clarify that it has not yet begun.

Phase III, page 20

11.
Please revise each of the first three bullets to include the cost you are budgeting for the item mentioned.  Providing this information will help investors gauge the likelihood of the success of your venture and assist in evaluating the sophistication of the business plan.

Answer:	This section has been revised include the cost the Company is budgeting for the items mentioned.

12.	We note that you expect to take six months to attract 1,000 golfers. Please revise to explain what this estimate is based on.

Answer:	This section has been revised to remove this disclosure since the Company does not have anyway to estimate how long it will take to attract a certain amount of golfers.

Executive Compensation, page 26

13.	We note your response to our prior comment 6 and reissue in part. Please provide the information in this section as of a more recent date than October 31, 2007.

Answer:	This section has been revised to be updated through January 31, 2008.

Available Information, page 27

14.	Please indicate that the registrant is filing the registration statement on Form SB-2. Please change any other references to Form SB-2 in the registration statement as appropriate.

Answer:	This section has been revised to reflect the registration statement on Form S-1.

Registration Statement Signature Page

15.	Please revise the signature page to state that the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1.

Answer:	This signature page has been revised to state that the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1.

Very truly yours,

The Golf Alliance Corporation

_______________
JOHN FAHLBERG

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